EXECUTIVE CONSULTING AGREEMENT

This Agreement made effective as of, January 7th, 2019, by and between Integrated Media Technology Limited of Level 7, 420 King William Street, Adelaide, South Australia, 5000 ("IMTE"), as the party to receive services and Sky Energy Limited of Suite 1608, 16/Floor, Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong ("Company") as the party who shall be providing the services.

WHEREAS Company has a background in Business Management and Administration and is willing to provide services to IMTE and IMTE desires to have the services provided by Company.

THEREFORE it is agreed that this Agreement shall become effective on the date signed below which will have culminated by the recommendation of the Compensation Committee of IMTE. It is further agreed by the parties that;

1. Description of Services. Company will make available the services listed below;

a. The services of a Chief Executive Officer ("CEO") of IMTE initially in the person of Con Unerkov ("Mr. Unerkov" or "Designated Executive"). The services of this contract shall commence on the 1st April 2019 or earlier if agreed in writing between the parties. Mr. Unerkov shall be appointed onto the IMTE board of directors on or before 1 April 2019.

b. Mr. Unerkov herein shall be employee of Company and not of IMTE but shall be able to hold himself out as Employee of IMTE by the use of his CEO title, and in the course of his duties with respect to all the duties normally associated with the CEO including and not limited to (i) handle all corporate matters including audit, legal, strategic planning, acquisitions and capital raising, (ii) interact with shareholders, lenders, board members, the investment community at large, and (iii) such other tasks as the Board of IMTE may reasonably require of Company.

c. The Company's duties shall be to monitor and manage the affairs and the Designated Executive such that IMTE maximizes profits and growth and enhances shareholder value.

d. This is not an employment contract of Con Unerkov and the money paid under this contract is payable to Company and is earned by the Company not by Mr. Unerkov, who merely work for the Company.

2. Performance of Services. Company shall determine the manner in which Services are to be performed and the specific hours to be worked by Company or its employees. IMTE will rely upon Company to work as many hours as may be reasonably needed to fulfill Company's obligations under this Agreement

3. Payment. IMTE shall pay fees and other compensation to Company for Services under this contract according to the following schedule;

a. Monthly fees of US$41,667.00 per month of which US$20,000 shall be paid and funded by IMTE from its internal financial resources at the end of each month, and the remaining amount of US$21,667 shall be accrued and paid from the future funding raised by IMTE. Services are deemed earned at the moment they are due. Company will not be required to send an invoice for Services.

b. Company can allocate this monthly payment in any manner it instructs IMTE to pay it and to whomever it so designates. It may be used to pay for automobiles in IMTE's name, medical expenses or insurance, mobile phone, etc. so long as the aggregate does not exceed the amounts above.

c. The Designated Employee shall be offered participation in any stock option plan approved by the Board of Directors of IMTE that are offered to other executives and employees, whether key or not during the term of this Agreement.

4. Expense Reimbursement. Company shall be entitled to reimbursement from IMTE for all "out of pocket" expenses. Examples of some but not all of the reimbursable expenses are; gasoline, travel, hotels, insurance, flight insurance, meals, entertainment for business.

5. Obligations of IMTE. For the duration of this Agreement, IMTE agrees to the following:

a. IMTE's Board shall consist of 5 directors comprising of 2 of the existing Board members, the Designated Executive on or before 1 April 2019 and 2 directors from USA or Australia recommended by the Nomination Committee which shall he lead by the Designated Executive.

b. Designated Executive shall have the right to appoint and hire the corporate executive management team. The remuneration for this team shall be paid from the funds raised by IMTE.

c. Designated Executive shall have the full authority and responsibility of the Group's operations and affairs. The Designated Executive shall only report to the IMTE Board.

6. Support Services. IMTE will provide the following support services for the benefit of Company; office space, with the furniture and office supplies, telephones, computers, appropriate for the corporate operational needs.

7. Termination. Either party may terminate this Agreement by giving 3 months written notices.

IMTE can terminate this Agreement without notice in the event that the Company or the Designated Executives commits a criminal office.

8. Payment on Change of Control. In the event that there is a change in control of IMTE, as defined by the United States Securities and Exchange Commission or the Internal Revenue Services of the United States, 6 months worth of fees become immediately due and payable by IMTE to Company provided the Company's consulting services in this Agreement is terminated within 3 months of the termination notice.

9. Relationship of the Parties. It is understood that Company is an independent contractor with respect to IMTE and that it will be providing services of similar kind to others. IMTE will not provide fringe benefits, including health insurance benefits, paid vacation or other employee benefits for the benefit of Company except as paid by Company as provided herein.

10. Employees. Company's employees, who perform services for IMTE under this Agreement shall also be bound by the provisions of this Agreement. At the request of IMTE, Company shall provide adequate evidence that such persons are Company's employees ("Company Employees", or "Employees").

11. Return of Records. Upon termination of this Agreement, Company shall deliver all records, notes, data, memoranda, models and equipment of any nature that are in Company's possession or under Company's control that are IMTE's property or relate to IMTE's business except as retained by other similar hired or employed Directors or Officers of IMTE.

12. Officers and Directors Insurance and Indemnification. IMTE shall maintain officers and directors insurance in amounts deemed necessary by Company and the Directors of IMTE (in no event shall said insurance be less than US$2.5 million dollars in face amount) such that IMTE will indemnify

Company and its officers, agents and employees against any and all 3rd party claims made against Company as more fully identified in IMTE's Bylaws and Articles of Incorporation, attached hereto and made part of this agreement herein by reference.

13. Default. In the event of a Default by IMTE:

13.1 a) for non-payment or and other breach of this Agreement than IMTE shall pay a Default fee of $500.00 per day for each day until cured. If after 15 days from receipt by written notice of default IMTE has still not cured its default the entire balance of the contract shall become due and payable including any termination penalties.

b) for breaching any of terms in Clause 5 above, then IMTE shall pay the Company 6 months salary as damages.

Company shall have the right to sue IMTE for damages and to recover all attorneys' fees.

13.2 In the event of a default by Company, IMTE shall notify Company in writing of the nature of the default and Company shall have 15 days to cure said default. Failure to cure the default shall be grounds for the termination of this Agreement. All clauses of termination remain in effect. IMTE shall have the right to sue Company for damages and to recover all attorneys' fees.

13.3 It is expressly understood that in the event of a death, disability or by some other reason that Designated Executive becomes unable or unwilling to provide services, this contract shall automatically terminate in 30 days unless Company provide a replacement for the Designated Executive who is approved by IMTE.

14. Notices: All notices required or permitted under this Agreement shall be in writing and shall be deemed delivered after 10 days when mailed certified mail return receipt and addressed as follows (or to such future addresses that each party shall inform the other in writing during the term of this Agreement):

If to IMTE:
Suite 701 Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong
Attention: Board of Directors of IMTE

If to Company:
Suite 1608, 16/Floor, Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong
Attention: Board of Directors

15. Entire Agreement. This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties.

16. Confidentiality. The Company and the Designated Executive agree to be bound by the confidentiality provisions contained in IMTE's employee handbook as they may be amended from time to time and as signed by the employees of Company actually providing services to IMTE.

17. Amendment. This Agreement may be modified or amended if the amendment is made in writing and is signed by both parties.

18. Severability. If any provision of this Agreement shall be held to be invalid or unenforceable or any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any

provision of this Agreement is invalid or unenforceable but that by limiting such provision it would become valid and enforceable, that such provision shall be deemed to be written, construed and enforced as so limited.

19. Waiver of Contractual Right. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

20. Assignment. The Company has the right to assign this Agreement to an affiliated party provided that there are no changes to the terms and conditions to this Agreement.

21. Applicable Law. The laws of the Hong Kong Special Administrative Region shall govern this Agreement.

By signing below, we warrant and represent to each other that we have the respective authorities from our respective Corporations to execute this document and acknowledge that the other is relying upon those warranties and representations. Further by signing below we acknowledge and agree that our respective Corporations are hereby irrevocably bound by the agreements herein.

Party receiving Services:
Integrated Media Technology Limited.

By: */S/ Herbert Ying Chiu LEE*

Herbert Ying Chiu Lee
Director

Party providing Services:
Sky Energy Limited

By: */s/ Con Unerkov*

Con Unerkov
President